

05040109

S[illegible] MMISSION

VF 4-13-05

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 065716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlainsCapital Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd, Suite 400
(No. and Street)

Dallas, (City) TX (State) 75219 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
APR 04 2005
WASH., D.C. 170 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Swank 214-252-4153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

787 Seventh Avenue (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Swank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlainsCapital Securities, LP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



AMBER L. DAVIS
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
12-23-2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



March 28, 2005

Robert L. Cantwell
Supervisor
NASD Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX 75243


PROCESSING
SECTION
RECEIVED
APR 04 2005
179
WASH, D.C.

Re: PlainsCapital Securities, LP
Firm ID: 124725

Dear Mr. Cantwell:

Thank you for your review of the audited financial statement of PlainsCapital Securities, LP. To comply with Rule 17a-5(d), enclose please find the required Facing Page (Form X-17A-5 Part III) and An Oath of Affirmation.

We wish to be compliant and apologize for this oversight. As you have suggested, we have reviewed the Rule with representatives of Ernst & Young who is our independent accountant.

Should you have additional questions or need further information, please feel free to contact me at 214-252-4153.

Sincerely,



Gregory A. Swank, CFA
President & CEO

Enc.

Cc: U.S. Securities and Exchange Commission
SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549

U.S. Securities and Exchange Commission
Fort Worth District Office
801 Cherry Street
19th Floor
Fort Worth, TX 76102

tel 214.252.4153 fax 214.252.4091
cell 713.503.2400
gswank@plainscapital.com
www.plainscapital.com
2911 Turtle Creek Boulevard, Suite 400
Dallas, Texas 75219